

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Dekui Liu
Chief Executive Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

> **Re: INNO HOLDINGS INC.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 4, 2023**
> **File No. 333-273429**

Dear Dekui Liu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed October 4, 2023

Capitalization, page 39

1. We note your updated capitalization table in response to prior comment 2. Please also revise the caption for ordinary shares in the table to present correct share amount on a pro forma basis.

Executive Compensation, page 84

2. Please update the disclosure in this section to include compensation information for the most recently completed fiscal year.

Exhibits

3. We note the reference in section 2.1 of the agreement filed as Exhibit 10.2 to "Appendix I

attached hereto;" however the appendix is missing. Please revise accordingly.

    Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael J. Blankenship